Filed by Golden Ocean Group Limited.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CMB.TECH NV
Commission File No.: 001-36810

HAMILTON, Bermuda, 22 April, 2025, 10.30 pm CET – Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) are pleased to announce that they have signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CBM.TECH for each share of Golden Ocean (the "Exchange Ratio"), subject to customary adjustments.
The Term Sheet has been unanimously approved by Golden Ocean’s Board of Directors, including its special transaction committee composed of disinterested directors (the "Transaction Committee"), and by CMB.TECH’s Supervisory Board. As part of this, the Transaction Committee has received a fairness opinion from its financial advisor DNB Markets, part of DNB Bank ASA, concluding that the Exchange Ratio is fair from a financial point of view to Golden Ocean’s shareholders.
The transaction would be structured as a merger with Golden Ocean merging with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH (the “Merger”). Existing shares of Golden Ocean, which are not (directly or indirectly) owned by CMB.TECH, will be cancelled and ultimately exchanged for newly issued CMB.TECH shares at an exchange ratio of 0.95 shares of CBM.TECH for each share of Golden Ocean, subject to customary adjustments, including to reflect share buybacks, share issuances and/or dividend distributions that may take place prior to completion of the Merger. Upon completion of the Merger, 95,952,934 new shares of CMB.TECH would be issued, whereby CMB.TECH shareholders would own approximately 70% of the total issued share capital of the combined company (or 67% excluding treasury shares) and Golden Ocean shareholders would own approximately 30% (or 33% excluding treasury shares), assuming the Exchange Ratio is not adjusted.
The Merger will create one of the largest diversified listed maritime groups in the world with a combined fleet of more than 250 vessels.
The consummation of the Merger remains subject to customary conditions, including confirmatory due diligence, negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals, third-party consents, Golden Ocean shareholder approval, and effectiveness of a registration statement on Form F-4 to be filed by CMB.TECH with the U.S. Securities and Exchange Commission (“SEC”).
Upon completion of the Merger, Golden Ocean would delist from NASDAQ and Euronext Oslo Børs. CMB.TECH would remain listed on the New York Stock Exchange and Euronext Brussels and will pursue a secondary listing on the Euronext Oslo Børs following and subject to completion of the Merger.
The parties aim to enter into definitive transaction agreements, including an agreement and plan of merger, during the second quarter of 2025 and to complete the Merger in the third quarter of 2025. Shareholders should be informed that definitive transaction agreements may not be entered into on the indicated terms mentioned herein, or at all.

Peder Simonsen, CEO of Golden Ocean, commented: "The proposed merger with CMB.TECH gives Golden Ocean a great opportunity to be part of a large diversified maritime group. Our fleet and CMB.TECH’s dry bulk vessels are very complementary and would create one of the largest and most modern dry bulk fleets in the world, including 87 modern Capesize and Newcastlemax vessels, with a favorable long-term outlook. If completed, the merged company will be one of the largest listed maritime groups both in terms of market capitalisation, net asset value and expected share liquidity. This transaction will allow us to offer an even broader service to our customers, a wide range of possibilities to our employees and last but not least the creation of long-term added value to our shareholders."
Carl Steen, Chairman of the Transaction Committee of Golden Ocean, commented: “The disinterested directors of Golden Ocean have analysed the values of both companies in a possible stock-for-stock merger. We have concluded unanimously that the proposed exchange ratio based on a net asset value of CMB.TECH of 15.23 USD per share and a value of 14.49 USD per Golden Ocean share is fair, and believe this proposed merger is in the best interests of the company and its stakeholders."
Alexander Saverys, CEO of CMB.TECH, commented: "By merging CMB.TECH and Golden Ocean, we would take another great step forward in building our leading diversified maritime group. Our fleet would grow to more than 250 modern vessels spread over five shipping divisions. The value of our fleet would reach more than 11 billion USD and, combined with our public listings and enhanced liquidity in our shares, we will have all the necessary firepower to continue to invest in our fleet and seize opportunities. Our focus on decarbonisation is starting to generate meaningful long-term contracts, and the recent IMO decisions on limiting greenhouse gas emissions from shipping give us even more wind (and ammonia) in our sails. It’s full speed ahead to decarbonise today to navigate tomorrow!"
For further information, reference is made to the presentation made available on the website of CMB.TECH
Capital Markets Days
To share more information, Golden Ocean and CMB.TECH will host Capital Markets Days in Antwerp, Belgium on 24 April 2025 (14:00 CET) and in Oslo, Norway on 29 April 2025 (14:00 CET).
The calls will be hybrid webcasts with an accompanying slideshow. You can find details of both conference calls, including the links to the conference calls below and on the websites of CMB.TECH and Golden Ocean.
The presentation and recordings of the Capital Market Days will be available on the websites of CMB.TECH and Golden Ocean.
Capital Markets Day Antwerp (CMB.TECH, meeting room Hull, Gerlachekaai 20, 2000 Antwerp - Belgium)
Webcast Information
Event Type:	Hybrid conference call
Event Date:	24 April 2025
Event Time:	14:00 CET
Event Title:	“Capital Markets Day”
Event Site/URL:	https://events.teams.microsoft.com/event/3b5c75e0-80f2-4354-bb80-4a4b4d5b368a@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

If you would like to attend the event in person, please register by filling in the forms.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The phone conference ID is the following: 101 606 640#

Capital Markets Day Oslo (Hotell Amerikalinjen, meeting room Haven, Jernbanetorget 2, 0154 Oslo - Norway)
Webcast Information
Event Type:	Hybrid conference call
Event Date:	29 April 2025
Event Time:	14:00 CET
Event Title:	“Capital Markets Day”
Event Site/URL:	https://events.teams.microsoft.com/event/2d9bfc31-dae5-4f27-b826-a72bd831fa3e@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

If you would like to attend the event in person, please register by filling in the forms.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The phone conference ID is the following: 153 389 295#

About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. As of February 2025, the Golden Ocean fleet consists of 91 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.
About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.
Advisors
DNB Markets, a part of DNB Bank ASA, is acting as financial advisor to Golden Ocean.
This information is considered inside information pursuant to the EU Market Abuse Regulation (MAR) and is subject to the disclosure requirements pursuant to MAR article 17 and section 5 -12 of the Norwegian Securities Trading Act.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH and Golden Ocean desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and they are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, CMB.TECH and Golden Ocean’s management's examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond CMB.TECH or Golden Ocean’s control, there can be no assurance that CMB.TECH or Golden Ocean will achieve or accomplish these expectations, beliefs or projections.
You are cautioned not to place undue reliance on CMB.TECH’s and Golden Ocean’s forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither CMB.TECH nor Golden Ocean assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.